BB 3/21

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 5 2003
DIVISION OF MARKET REGULATION

SE 03014778 ...E COMMISSION
...ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MGIC Mortgage Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Kilbourn Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Fronsee 414-347-6801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation

We have audited the accompanying statements of financial condition of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation (the "Parent"), as of December 31, 2002 and 2001, and the related statements of operations, of shareholder's equity and of cash flows for the years then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 and 3, the Company transacts business with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGIC Mortgage Securities Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PRICEWATERHOUSECOOPERS

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 8, 2003

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

December 31, 2002 and 2001

	2002	2001
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities	$ 389	$ 352
Short-term investments	74	71
Total investment portfolio (amortized cost, 2002 - $424; 2001 - $421)	463	423
Accrued investment income	7	7
Prepaid expenses	8	8
Other assets	3	3
	$ 481	$ 441
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable, affiliates	$ 9	$ 9
Other liabilities	17	4
Total liabilities	26	13
Shareholder's equity (note 6):		
Common stock, $1 par value, 44,000 shares authorized; 1,000 shares issued and outstanding	1	1
Paid-in surplus	199	199
Accumulated other comprehensive income - unrealized appreciation in investments, net of tax (note 2)	25	1
Retained earnings	230	227
Total shareholder's equity	455	428
	$ 481	$ 441

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1. Nature of business

MGIC Mortgage Securities Corporation ("Company") is a wholly-owned subsidiary of MGIC Investment Corporation ("Parent").

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. As a broker and dealer, the Company selects, trains and supervises employees of the Company and other affiliates involved with private placements of mortgage backed securities. The Company did not generate any brokerage fees in 2002 or 2001.

2. Summary of significant accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholder's equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments and Debt Equity Securities. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Income taxes

The Parent and its subsidiaries, including the Company, file a consolidated federal income tax return. A formal tax sharing agreement exists between members of the consolidated group. Income tax provisions are calculated as if the Company filed

a separate tax return with current credit for losses that were utilized by the Parent and its subsidiaries. Annual tax liabilities or refunds are settled with the Parent quarterly on an estimated basis.

Deferred income taxes are provided under the liability method, in accordance with SFAS No. 109, Accounting for Income Taxes, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 5.)

Statement of cash flows

For purposes of the statement of cash flows, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Comprehensive income

The Company's other comprehensive income consists of the change in unrealized appreciation/depreciation on investments, net of tax.

Reclassifications

Certain reclassifications may have been made in the accompanying financial statements to 2001 amounts to allow for consistent financial reporting.

3. Related party transactions

Many of the Company's officers and directors are also officers and directors of the Parent and its other subsidiaries. The Company pays for all direct expenses related to licensing and training. The Company has been allocated $6 thousand of administrative expenses from the Parent in both 2002 and 2001.